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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46802

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2015_____ AND ENDING _____12/31/2015_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Investment Distributors, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

2801 Highway 280 South
                                         (No. and Street)

Birmingham	AL	35223
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rayburn E. Tennent, Jr.   205-268-5559
                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers

                         (Name – if individual, state last, first, middle name)

569 Brookwood Village, Ste. 851	Birmingham	AL	35209
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Rayburn E. Tennent, Jr. _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Investment Distributors, Inc. _____ , as

of __December 31_____ , 20 15 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Financial and Operations Principal
_____
Title

_____
Notary Public   2\05\16

MY COMMISSION EXPIRES OCTOBER 1, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Index
December 31, 2015


pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Investment Distributors, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Investment Distributors, Inc. (the "Company"), a wholly owned subsidiary of Protective Life Corporation, at December 31, 2015, and the results of its operations and its cash flows for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The information in Schedules I and II is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 25, 2016

PricewaterhouseCoopers LLP, 569 Brookwood Village, Suite 851, Birmingham, AL 35209
T: (205) 414 4000, F: (205) 414 4001, www.pwc.com/us

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$	4,881,917
Commissions receivable		3,508,408
State income tax receivable		236,193
Receivable from agents		210,943
Other receivables		393,905
Total assets	$	9,231,366

Liabilities and Stockholder's Equity

Liabilities

Commissions payable	$	3,508,408
Due to affiliates		265,209
Other payables		263,509
Total liabilities		4,037,126

Stockholder's equity

Common stock, $1.00 par value; 25,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	1,249,000
Retained earnings	3,944,240
Total stockholder's equity	5,194,240
Total liabilities and stockholder's equity	$ 9,231,366

The accompanying notes are an integral part of these financial statements.

2

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Income
December 31, 2015

Revenues	
Commissions	$ 122,699,489
Interest income	6,617
Total revenues	122,706,106
Expenses	
Commissions	119,260,927
Other expenses	485,903
Total expenses	119,746,830
Income before provision for income tax expense	2,959,276
Provision for income tax expense	1,105,011
Net income	$ 1,854,265

The accompanying notes are an integral part of these financial statements.

3

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Changes in Stockholder's Equity
December 31, 2015

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2015	1,000	$ 1,000	$1,249,000	$4,089,975	$ 5,339,975
Net income				1,854,265	1,854,265
Dividends paid				(2,000,000)	(2,000,000)
Balance at December 31, 2015	1,000	$ 1,000	$1,249,000	$3,944,240	$ 5,194,240

The accompanying notes are an integral part of these financial statements.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities		
Net income	$	1,854,265
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities		
Commissions receivable		143,392
State income tax receivable		(53,563)
Other receivables		400,557
Commissions payable		(143,392)
Due to affiliates		(348,088)
Other payables		(14,087)
Net cash provided by operating activities		1,839,084
Cash flows from financing activities		
Cash dividends paid		(2,000,000)
Net cash used by financing activities		(2,000,000)
Net increase in cash and cash equivalents		(160,916)
Cash and cash equivalents		
Beginning of year		5,042,833
End of year	$	4,881,917
Supplemental disclosure of cash flow information		
Cash paid for income taxes	$	1,172,762

The accompanying notes are an integral part of these financial statements.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Notes to Financial Statements
December 31, 2015

1. **General**

   On August 18, 1993, Investment Distributors, Inc. (the "Company") was incorporated under the laws of the State of Tennessee. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by Protective Life Corporation ("PLC"). On February 1, 2015, PLC became a wholly owned subsidiary of The Dai-ichi Life Insurance Company, Limited, a *kabushiki kaisha* under the laws of Japan. The Company serves as a best efforts underwriter for registered products issued by Protective Life Insurance Company (a wholly owned subsidiary of PLC) ("PLICO"), Protective Life and Annuity Insurance Company (a subsidiary of PLICO) ("PLAIC") and MONY Life Insurance Company (a subsidiary of PLICO) ("MONY"), all of which are considered related parties, and Zurich American Life Insurance Company ("ZALICO"). These products include variable annuities issued by PLICO, PLAIC, MONY, and ZALICO, modified guaranteed annuities issued by PLICO and PLAIC and variable universal life products issued by PLICO, MONY, and ZALICO.

2. **Significant Accounting Policies**

   Basis of Presentation
   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   Cash and cash equivalents include interest-bearing demand deposit accounts and are considered highly liquid instruments. The carrying amounts reported in the Statement of Financial Condition for these financial instruments approximate their fair values (as defined by the Accounting Standards Codification ("ASC") Fair Value Measurement and Disclosure Topic) as of December 31, 2015, due to their short-term nature. Cash and cash equivalents are classified as Level 1 in accordance with the requirements of the ASC Fair Value Measurement and Disclosure Topic.

   Interest Income
   Interest income is primarily generated through interest earned on an interest-bearing demand deposit account and was accounted for on the accrual method.

   Recognition of Commissions Revenue and Expense
   Commission revenue and expense is recognized when the underlying insurance contracts have been issued and is based on the terms as stated in the underlying contracts. The Company recognizes 12b-1 fees, marketing fees and distribution fees from mutual funds, when earned. The Company recognized $3.4 million of 12b-1 fees in 2015.

   Other Receivables
   Other receivables are comprised primarily of advances to the Company's representatives and accrued commissions receivable, including 12b-1 fees.

   Income Taxes
   The results of operations of the Company are included in the consolidated federal and state income tax returns of PLC and its subsidiaries. The Company utilizes the asset and liability method in

6

accordance with the ASC Income Taxes Topic. The method of allocation of current income taxes between the affiliates is subject to a written agreement under which the Company incurs a liability to PLC to the extent that a separate return calculation indicates that the Company has a federal income tax liability. If the Company has an income tax benefit, the benefit is recorded currently to the extent that it can be carried back against prior years' separate company income tax expense. Any amount not carried back is carried forward on a separate company basis (generally without a time limit), and the tax benefit is reflected in future periods when the Company generates taxable income. Income taxes recoverable (payable) are recorded in the federal income taxes receivable (payable) account and are settled periodically, per the tax sharing agreement. Income tax expense payable is recorded in the due to/from affiliates account and is settled periodically.

Concentration of Credit Risk

The Company maintains depository accounts with certain financial institutions. Although the account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these financial institutions and determined the risk of material financial loss due to exposure from credit risk to be remote.

3. **Accounting Pronouncements to be Adopted**

ASU No. 2014-09 – Revenue from Contracts with Customers (Topic 606). This Update provides for significant revisions to the recognition of revenue from contracts with customers across various industries. Under the new guidance, entities are required to apply a prescribed 5-step process to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Update is effective for annual and interim periods beginning after December 15, 2016. The Company is reviewing its policies and processes to ensure compliance with the requirements in the Update upon adoption.

ASU No. 2014-15 – Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. This Update will require management to assess an entity's ability to continue as a going concern, and will require footnote disclosures in certain circumstances. Under the updated guidance, management should consider relevant conditions and evaluate whether it is probable that an entity will be unable to meets it obligations within one year after the issuance date of the financial statements. The Update is effective for annual periods ending December 31, 2016, and interim periods thereafter, with early adoption is permitted. The amendments in this Update will not impact the Company's financial position or results of operations. However, the new guidance will require a formal assessment of going concern by management based on criteria prescribed in the new guidance. The Company is reviewing its policies and processes to ensure compliance with the new guidance upon adoption.

4. **Related Parties**

As principal underwriter of the registered life and annuity products of affiliated life insurance companies, the Company enters into selling agreements with multiple broker-dealers on a best efforts basis. Each selling firm is paid commissions on products sold and the affiliated life insurance company reimburses the Company for these commissions. PLICO coordinates, expedites, and disburses these commissions on behalf of the Company and provides corporate accounting services, general ledger services, and staffing and administrative services to carry out the duties and functions of the Company.

7

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Notes to Financial Statements
December 31, 2015

In accordance with an administrative services agreement, the Company receives management and administrative services from PLICO, including allocations for various overhead costs. The Company recognized $0.2 million of related expenses in 2015 under this agreement, which are included in "other expenses".

Amounts due to/from affiliates, as disclosed on the Statement of Financial Condition (along with the related revenue and expense items presented on the Statement of Income), arise from these transactions as well as income taxes payable under the tax allocation agreement with PLC.

The Company earned all of its commissions from affiliated life insurance companies, excluding $4.8 million of commissions from ZALICO and $3.4 million of 12b-1 fees, during the year ended December 31, 2015.

5.   Income Taxes

There were no temporary differences at December 31, 2015, and therefore, no resulting deferred tax assets or liabilities were recorded by the Company as of that date.

The income tax expense for the year ended December 31, 2015 was as follows:

Federal		
Current	$	998,474
State		
Current		106,537
	$	1,105,011

The actual income tax expense for 2015 differed from the expected tax expense due to state taxes as displayed below. Expected tax expense was computed by multiplying the U.S. federal income tax rate of 35% to income before income tax expense.

Computed expected tax expense	1,035,747
Differences between expected and actual tax	
State tax, net of federal benefit	69,249
Non-deductible expenses	15
Total actual tax expense	1,105,011

Included in the "Other Payables" on the accompanying financial statements is the Company's current federal income taxes payable of $263,221 at December 31, 2015.

As of December 31, 2015, the Company evaluated the need for the recognition of uncertain tax liability in accordance with the guidance of ASC 740, "Income Taxes," and determined that none should be recorded or disclosed. The Company's policy is to recognize interest and penalties related to tax contingencies in income tax expense, if applicable.

In general, the Company is no longer subject to income tax examinations by taxing authorities for tax years that began before 2012. Nevertheless, certain of these pre-2012 years have pending U.S. tax refunds for the Protective Life Corporation consolidated group. Due to their size, these refunds are being reviewed by Congress' Joint Committee on Taxation. At this time, the Company

8

believes that the Joint Committee's review of the consolidated group's U.S. tax refunds will be completed this year. The underlying statutes of limitations are expected to close in due course on or before June 30, 2017.

6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital (as defined) and requires that the ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15 to 1. At December 31, 2015, the Company had computed net capital of $4.4 million, which was $4.1 million in excess of its minimum required net capital of $0.3 million. The Company's computed ratio of aggregate indebtedness to net capital at December 31, 2015 was 0.93 to 1. As of and for the year ended December 31, 2015, the Company claimed an exemption from Rule 15c3-3 under Paragraph (k)(1). Customer transactions are limited to those involving redeemable securities of registered insurance companies and interests in insurance company separate accounts.

7. Commitments and Contingencies

A number of civil jury or arbitration verdicts have been returned against companies in the jurisdictions in which the Company does business, involving sales practices of representatives, alleged misconduct, and other matters. Increasingly, these lawsuits have resulted in the awarding of substantial judgments against these companies that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, juries or arbitrators have substantial discretion in awarding punitive damages which creates the potential for unpredictable, material, adverse judgments in any given punitive damage suit. The Company, like other brokers and dealers, in the ordinary course of business, is from time to time involved in such matters. Although the outcome of any such matter cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

8. Subsequent Events

The Company has evaluated events subsequent to December 31, 2015, and through the financial statement issuance date of February 25, 2016. The Company has not evaluated subsequent events after that date for presentation in these financial statements.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015   Schedule I

Net Capital		
Total stockholder's equity	$	5,194,240
Deductions and/or charges		
Nonallowable receivables		(841,041)
Net capital	$	4,353,199
Aggregate Indebtedness		
Items included in statement of financial condition		
Commissions payable	$	3,508,408
Due to affiliates		265,209
Other payables		263,509
Aggregate Indebtedness	$	4,037,126
Computation of Basic Net Capital Requirement		
Greater of 6-2/3% of aggregate indebtedness or $5,000	$	269,143
Excess net capital (net capital, less net capital requirement)	$	4,084,056
Ratio: Aggregate indebtedness to net capital		0.93 to 1

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and that filed with the Company's unaudited December 31, 2015 FOCUS Report.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2015   **Schedule II**

Exemption Under Section (k)(1) has been Claimed
The Company is not required to file the above schedule as it claims an exemption from the Securities and Exchange Commission Rule 15c3-3 (SEC Rule 15c3-3) under Paragraph (k)(1), as customer transactions are limited to those involving redeemable securities of registered insurance companies and interests in insurance company separate accounts.

The Company has complied with the above exemptive provisions of SEC Rule 15c3-3.

11



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Investment Distributors, Inc.

We have reviewed Investment Distributors, Inc.'s assertions, included in the accompanying Investment Distributors, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 25, 2016

PricewaterhouseCoopers LLP, 569 Brookwood Village, Suite 851, Birmingham, AL 35209
T: (205) 414 4000, F: (205) 414 4001, www.pwc.com/us

Investment Distributors, Inc.

2801 Highway 280 South
Birmingham, AL 35223
Phone: 205-268-5559

Investment Distributors, Inc.'s Exemption Report

Investment Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1).
2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

I, Rayburn E. Tennent, Jr. swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Rayburn E. Tennent   2/25/16
Signature   Date

Financial Operations Principal
Title